DO IT AGAIN CORP.

1144 South Lewis Avenue
Tulsa, Oklahoma 74104

January 26, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Do It Again Corp.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333- 253770)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Do It Again Corp. (“we,” “us,” “our,” or the “Company”) hereby submits this letter to notify the Securities and Exchange Commission (the “Commission”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333- 253770) (the “Registration Statement”), because the Company has elected not to proceed with the public offering of securities contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Scott McKinney
Scott McKinney
Chief Financial Officer